Mail Stop 4561
via fax: (214) 515-7385

November 25, 2009

Richard D. Spurr
President & CEO
Zix Corporation
2711 N. Haskell Avenue
Suite 2200, LB 36
Dallas, Texas 75204

  Re: **Zix Corporation**
    Form 10-K for the Fiscal Year Ended December 31, 2008
    Filed March 4, 2009
    Forms 8-K filed October 29, 2009, July 30, 2009, and April 29, 2009
    File No. 001-17995

Dear Mr. Spurr:

  We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business, page 3

General

1. We note from the results of operations discussion on page 27 that the 11% decrease in your e-Prescribing revenues in fiscal year 2008 as compared to fiscal

year 2007 was largely due to reaching an upper-invoicing limit associated with transaction fees for a single payor contract. In addition, you state that you have sponsorship arrangements with seven health care plan payors, including two large national payors. Please tell us whether your e-Prescribing segment is substantially dependent on one or more such customers and what consideration you gave to discussing any such dependence in the business section. See Item 101(c)(1)(vii) of Regulation S-K.

2.   Several of your risk factor subcaptions fail to adequately describe the nature of the risk posed to your operations by the condition or uncertainty discussed in the related risk factor. As examples, we note the following subcaptions on page 14:

- "Public key cryptography technology is subject to risks";
- "We depend on Key personnel";
- "We rely on third parties"; and
- "We could be affected by government regulation."

Please confirm that in future filings each risk factor subcaption will adequately describe the risk. See Item 503(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 22

3.   We note your disclosure on page 3 that both your Email Encryption and e-Prescribing services are offered on a subscription basis, and that you also provide related advisory, installation, customization and training services to your customers. In your response, please tell us whether the fees from these related services are material. See Item 303(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

4.   We note your discussion of multiple element arrangements on page F-9 and your reference to the residual method of accounting. We also note from the disclosures in your December 31, 2007 Form 10-K that your e-Prescribing service arrangements include both hardware and service deliverables, however, due to the lack of VSOE, these elements are combined into a single unit of accounting and recognized as service revenue ratably over the longer of the subscription term or expected renewal period. Please clarify whether your e-Prescribing arrangements

are the only multiple-element arrangements to which you apply the guidance in EITF 00-21 or tell us what other arrangements have multiple deliverables. With regards to the e-Prescribing arrangements, please clarify whether you apply the residual method to these arrangements. To the extent that you are unable to apply the residual method due to lack of VSOE, please describe further each of the elements in these arrangements, and explain further why you believe you are unable to establish VSOE for the undelivered element(s) pursuant to the guidance in paragraph 16 of EITF 00-21. Also, tell us the amount of hardware revenues included in total revenues for each period presented.

5.   Your disclosures on page 10 indicate that payments made under the payor-sponsorship business model are in the form of guaranteed payments from the healthcare payor or contingent payments that are based on contractually specified performance metrics. Please explain further the performance metrics that must be met before payment is received and tell us what impact these metrics have on your recognize revenue policy for the company's e-Prescribing services.

Note 6. Receivables, net

6.   We note that the company nets the unpaid portion of deferred revenue against gross accounts receivable in your consolidated balance sheets. Tell us how you determined that it was appropriate to net the deferred revenue with related accounts receivable and please provide the authoritative guidance you relied upon when making this determination**.**

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 21, 2009)

Compensation Philosophy and Objective, page 20

7.   You state here that "In 2008, our entire Board of Directors fulfilled the major responsibilities of the Compensation Committee and made all significant decisions pertaining to the base salary, variable compensation and stock option grants payable or awarded to our named executive officers…." Elsewhere in the Proxy Statement you state unequivocally that "[d]uring fiscal year 2008, the Compensation Committee was comprised of four independent directors…." Please explain.

8.   You state here and on page 21 that none of the named executive officers received any increases in base salary compensation from 2005 to 2008; however, the summary compensation table reflects increases in base salary for Mr. Morgan and Mr. Wilson in certain of those years. Please advise.

Executive Officer Variable Compensation, page 21

9.   We note that you have provided information concerning your variable compensation and stock option awards on an aggregated basis except for information relating to your chief executive officer. For instance, you have provided the target amount of variable compensation potentially payable to each of your named executive officers, other than the chief executive officer, on an aggregated basis. In some cases, the compensation disclosure regarding named executive officers, other than the chief executive officer, is aggregated with executives who are not the named executive officers, as in the Summary of Company Refresher Program Option Awards table on page 25. In future filings, please ensure that the compensation discussion and analysis addresses compensation for each named executive officer on an individualized basis. Note that this comment also applies to your discussion of how base salary for each of the named executive officers is determined.

Item 13—Certain Relationships and Related Transactions (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 21, 2009)

Certain Relationships and Related Transactions, page 45

10.   We note the discussion regarding your policies with respect to transactions with related persons. We specifically note your statement that your policy "regarding the approval of any proposed transaction between us and a 'related person' required to be reported under SEC Rule Regulation S-K, Item 404(a) is that such transaction would be subject to the review and approval of a majority of the disinterested director members of our Board of Directors." It does not appear that you have described the material features of your policies, such as the types of transactions covered by your policies or the standards to be applied in determining whether a transaction constitutes a reportable related party transaction pursuant to Item 404(a) of Regulation S-K. Please refer to Item 404(b)(1)(i) and (ii) of Regulation S-K and advise.

Forms 8-K filed October 29, 2009, July 30, 2009, and April 29, 2009

11.   We believe the non-GAAP operating statement columnar format appearing in your Forms 8-K filed on October 29, 2009, July 30, 2009 and April 29, 2009 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain

to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K, Regulation G, and Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or Maryse Mills-Apenteng, Special Counsel at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief